PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130 T. 858.720.6300 F. 619.235.0398

DEL MAR HEIGHTS Las Vegas Orange County PHOENIX SAN DIEGO SILICON VALLEY

September 9, 2021

Via EDGAR

Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street, N.E. Washington, D.C. 20549-3720

Attention:	Alan Campbell
Celeste Murphy Franklin Wyman Al Pavot

Re:	Tivic Health Systems, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed August 12, 2021

File No. 333-258411

Ladies and Gentlemen:

On behalf of our client, Tivic Health Systems, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 18, 2021, relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on August 12, 2021 (“Amendment No. 1 to Registration Statement”). We are concurrently filing via EDGAR this letter and the Company’s Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2 to Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to the Amendment No. 1 to Registration Statement on Form S-1 filed on August 12, 2021), or as otherwise specifically indicated, all page references herein correspond to the page of Amendment No. 2 to Registration Statement.

Securities and Exchange Commission

September 9, 2021

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.

We note your response to prior comment 1. However, we note that the top of the first graphic continues to reference 200M+ US Adults. Please revise your graphic to remove this statement or to include an equally prominent discussion of either (i) the competition you face from OTC pharmaceuticals and saline irrigation in ClearUP's indications, as referenced elsewhere in your registration statement or (ii) your revenues for recently completed fiscal periods.

In response to the Staff’s comment, the Company has revised its graphic at the forefront of the prospectus to remove reference to 200M+ US Adults.

***

Please direct any questions regarding the Company’s responses or Amendment No. 2 to Registration Statement to me at (858) 720-6320 or christopher.tinen@procopio.com.

Sincerely,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/s/Christopher L. Tinen, Esq.
Christopher L. Tinen, Esq.

cc:         Jennifer Ernst, Tivic Health Systems, Inc.